Exhibit 99.2

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2020 and 2019
(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Balance Sheets
As at June 30, 2020 and December 31, 2019
(In U.S. Dollars)

	Note	June 30, 2020	December 31, 2019

Assets

Current Assets:
Cash and cash equivalents		$28,689,757	$814,492
Amounts receivable		142,819	84,097
Deposits	9	481,400	481,400
Prepaid expense		904,145	369,453
Total Current Assets		$30,218,121	$1,749,442

Right of use assets - Leases	3	440,328	30,394
Patent rights	4	1,688,485	1,601,745
Total Assets		$32,346,934	$3,381,581

Liabilities

Current Liabilities:
Accounts payable and accrued liabilities	5	$8,376,796	$11,412,896
Current portion of lease liability	3	94,474	21,071
Warrant liability	6	19,770,834	3,621,444
Total Current Liabilities		$28,242,104	$15,055,411

Note payable	7	$1,653,822	$-
Long-term lease liability	3	367,038	8,001
Total Liabilities		$30,262,964	$15,063,412

Shareholders' Equity (Deficiency)

Share Capital	8	$210,101,795	$194,859,415
Contributed Surplus		8,738,190	8,303,527
Deficit		(216,756,015)	(214,844,773)

Shareholders' Equity (Deficiency)		$2,083,970	$(11,681,831)

Total Liabilities and Deficiency		$32,346,934	$3,381,581

Commitments (Note 9)
Subsequent events (Note 13)
See notes to financial statements

Approved on behalf of the Board:

"signed"	"signed"

John E. Barker	David McNally
Director	Chairman and CEO

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Net and Comprehensive Loss
For the Three and Six Months Ended June 30, 2020 and 2019
(In U.S. Dollars)

		Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	Note	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2019

Revenue		$10,000,000	$10,000,000	$-	$-

Expenses
Amortization		$35,475	$49,570	$7,291	$13,466
Consulting fees		83,744	195,869	451,068	720,497
Stock based compensation	8b	206,087	434,663	740,051	991,408
Insurance		122,415	245,577	116,123	234,612
Management salaries and fees		605,277	1,146,872	749,880	1,398,466
Marketing and investor relations		8,843	17,487	102,487	208,676
Office and general		45,955	185,842	77,136	194,407
Professional fees		1,031,457	1,389,943	303,460	406,845
Rent		5,960	13,201	16,515	28,751
Research and development		121,463	167,582	18,360,674	32,769,286
Travel		1,622	12,760	80,631	147,995
Interest charges		252,542	465,239	-	-
Foreign exchange (gain)		24,580	(48,923)	148,689	41,047
		$2,545,420	$4,275,682	$21,154,005	$37,155,456

Net Earnings (Loss) from Operations		7,454,580	5,724,318	(21,154,005)	(37,155,456)

Finance Income (Cost)
Interest		$4,831	$6,574	$71,187	94,218
Gain on settlement	5	1,839,626	1,839,626	-	-
Gain (loss) on change in fair value of warrants	6	(8,782,920)	(7,665,444)	6,609,952	(3,866,673)
Warrant liability issue cost		(1,659,316)	(1,816,316)	-	(1,827,835)
		$(8,597,779)	$(7,635,560)	$6,681,139	$(5,600,290)

Net and Comprehensive Loss for the Period		$(1,143,199)	$(1,911,242)	$(14,472,866)	$(42,755,746)

Basic and Diluted Loss per Share		$(0.02)	$(0.04)	$(0.46)	$(1.57)

Weighted Average Number of Common Shares
Basic and Diluted		60,764,929	52,518,608	31,150,237	27,190,063

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity and Deficit
For the Periods Ended June 30, 2020 and December 31, 2019
(In U.S. Dollars)

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus	Net Income (Deficit)	Total Equity (Deficiency)
Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$(172,937,694)	$4,217,109

Issued pursuant to agency agreement	8a	8,455,882	13,717,131	-	-	13,717,131
Share issue expense		-	(1,498,498)	-	-	(1,498,498)
Warrants exercised during the period	8a	1,018,506	7,002,043	-	-	7,002,043
Stock based compensation	8b	-	-	991,408	-	991,408
Net and comprehensive loss		-	-	-	(42,755,746)	(42,755,746)
Balance - June 30, 2019		31,150,237	$189,723,070	$7,643,817	$(215,693,440)	$(18,326,553)

Balance - December 31, 2019		39,907,681	$194,859,415	$8,303,527	$(214,844,773)	$(11,681,831)

Issued pursuant to agency agreement[1]	8a	23,923,700	12,818,657	-	-	12,818,657
Share issue expense		-	(487,788)	-	-	(487,788)
Common stock equivalents converted	8a	8,000,000	800	-	-	800
Warrants exercised during the period	8a	3,750,000	2,910,711	-	-	2,910,711
Stock based compensation	8b	-	-	434,663	-	434,663
Net and comprehensive loss		-	-	-	(1,911,242)	(1,911,242)
Balance - June 30, 2020		75,581,381	$210,101,795	$8,738,190	$(216,756,015)	$2,083,970

1. Includes net proceeds from the issuance of common share equivalents (see note 8a)
See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the Three and Six Months Ended June 30, 2020 and 2019
(In U.S. Dollars)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2019
Cash provided by (used in):
Operating activities:

Net loss for the period	$(1,143,199)	$(1,911,242)	$(14,472,866)	$(42,755,746)

Items not involving cash:
Amortization	35,475	49,570	7,291	13,466
Stock based compensation	206,087	434,663	740,051	991,408
Warrant liability-fair value adjustment	8,782,920	7,665,444	(6,609,952)	3,866,673
Warrant liability-foreign exchange adjustment	12,997	(38,094)	142,682	36,625
Non-cash issue costs	737,894	764,134	-	-
Non-cash settlement included in payables	1,839,626	2,090,200	-	-
Non-cash note payable expenses and accrued interest	153,822	153,822	-	-

Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(766,837)	(593,417)	1,294,599	(283,330)
Accounts payable and accrued liabilities	(3,647,795)	(4,875,714)	5,736,133	5,783,889

Cash from (used) in operating activities	$6,210,990	$3,739,366	$(13,162,062)	$(32,347,015)

Financing activities:
Net proceeds from issuance of common shares and warrants1	19,272,277	22,749,702	(2,997)	31,374,911
Proceeds from note payable	1,500,000	1,500,000	-	-
Repayment of lease liabilities	(6,299)	(10,243)	-	-

Cash provided by financing activities	$20,765,978	$24,239,459	$(2,997)	$31,374,911

Investing Activities:
Additions to patents	(47,430)	(103,560)	(125,198)	(178,956)

Cash used in investing activities	$(47,430)	$(103,560)	$(125,198)	$(178,956)

Increase (Decrease) in cash and cash equivalents	26,929,538	27,875,265	(13,290,257)	(1,151,060)
Cash and cash equivalents, beginning of the period	1,760,219	814,492	23,610,440	11,471,243
Cash and cash equivalents, end of the period	$28,689,757	$28,689,757	$10,320,183	$10,320,183

Cash and cash equivalents comprise:
Cash	$970,690	$970,690	$1,392,741	$1,392,741
Cash Equivalents	27,719,067	27,719,067	8,927,442	8,927,442
	$28,689,757	$28,689,757	$10,320,183	$10,320,183

1. Includes net proceeds from the issuance of common share equivalents (see note 8a)
See notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

1.     DESCRIPTION OF BUSINESS
Nature of Operations:
Titan Medical Inc.’s (“Titan” or the “Company”), business continues to be in the research and development stage and is focused on the continued research and development of its single-port robotic surgical system. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding
The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.
In June 2020, the Company established a wholly owned subsidiary, Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a corporation that is duly organized and existing under the laws of Delaware.
Basis of Preparation:
(a)   Statement of Compliance
These condensed interim consolidated financial statements for the three and six months ending June 30, 2020, have been prepared in accordance with International Accounts Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the Company’s 2019 annual financial statements.
These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 12, 2020.
(b)   Basis of Measurement
These condensed interim consolidated financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.
(c)   Basis of Consolidation
These condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiary, Titan USA. The accounts of the subsidiary were prepared for the same reporting period as the Company, using consistent accounting policies.  Intercompany transactions, balances and unrealized gains or losses on transactions have been eliminated.
(d)   Functional and Presentation Currency
These condensed interim consolidated financial statements are presented in United States dollars (“U.S.” or “US”), which is the Company’s functional and presentation currency.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

1.   DESCRIPTION OF BUSINESS (continued)

(e)   Use of Estimates and Judgements
The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include: the measurement of stock-based compensation, the fair value estimate of the initial measurement of lease and warrant liabilities and the remeasurement of unlisted warrants. While management believes that the estimates and assumptions are reasonable, actual results may differ.
These condensed interim financial statements have been prepared in accordance with accounting principles applicable to a going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ equity of $2,083,970 including losses for the six months ended June 30, 2020 of $1,911,242. The working capital as at June 30, 2020 is $21,746,851, excluding warrant liability. As a result of its recent financing activities, the Company has cash and cash equivalents of $28,689,757 at June 30, 2020.
The Company currently does not generate any revenue (other than from its agreements with Medtronic, (as defined herein - see Notes 2 and 7) and interest income on its cash balances) and accordingly, it is primarily dependent upon equity financing for any additional funding required to complete its research and development relating to its single-port robotic surgical system and operating expenses. If additional funding is not available, the pace of the Company’s product development plan may be reduced. These conditions indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured. However, management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.
The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)  Revenue Recognition
The Company currently recognizes revenue when it has persuasive evidence of a contract, performance obligations have been identified and satisfied, payment terms have been identified, and it is probable that the Company will collect the consideration it is entitled to.  On June 3, 2020, the Company entered into a License Agreement (see note 7) with a U.S. affiliate of Medtronic plc (“Medtronic”), whereby the Company is providing exclusive access to certain IP rights relating to robotic assisted surgical technologies. The Company is accounting for the license fee at the point in time when the rights were transferred.

●
Revenue from the License Agreement for intellectual property rights and know-how (“Royalty Payment”) is recognized when rights are granted and customer acceptance is established. Compensation received for the performance of technology transfer services relating to the License Agreement is accounted for separately from the Royalty Payment and will be recognized at the time the service is performed.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
●
Revenue from the Development Agreement (see note 7) and the allocation of ownership ad license rights developed under each milestone is recognized when the rights are granted and customer acceptance is established.

Under the terms of the Development Agreement, payment is dependent on when the customer confirms completion of each milestone as defined. Due to the uncertainty of milestone achievements and entitlement of payments, the Company recognizes revenue only upon acceptance by the customer of work performed and the milestone achieved.
(b) Warrant Liability
Certain of the Company’s warrants have exercise prices that are not fixed and, in accordance with IAS 32, must be recorded as a derivative financial liability. This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option. In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period.
A proportional amount of costs associated with the issue of shares and warrants is allocated to the warrants and recorded through Net and Comprehensive Loss for the period. At each balance sheet date, the Company reviews the classification of each Warrant Liability to determine whether the appropriate classification remains with Liabilities or requires reclassification to Equity.
At each balance sheet date, the Warrant Liability of listed warrants is adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants is adjusted to fair value using the Black-Scholes model with the change in fair value recorded through Net and Comprehensive Loss for the period. Prior to March 31, 2019, the Black-Sholes model for the unlisted warrants was determined using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. Since March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares adjusted for differences in the terms of the warrant.
(c)  Fair Value Measurement
The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable;
Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.
The fair value of the warrant liability relating to listed and unlisted warrants is initially based on Level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and Level 2 inputs for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

3. RIGHT OF USE ASSETS – LEASE
For the six months ended June 30, 2020	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2019	$34,172	$(3,778)	$30,394
Additions during the period	442,684	-	442,684
Amortization in the period	-	(32,750)	(32,750)
Balance at June 30, 2020	$476,856	$(36,528)	$440,328

The Company entered into an 18-month lease for its corporate head office in Toronto, Ontario in November 2019. The Company recognized a right-of-use asset offset by a prepayment and a lease liability in the statement of financial position, initially measured at the present value of future lease payments (net of non-lease general expenses which are expensed as incurred). For the period ended June 30, 2020, the Company recognized $11,330 of amortization and $8,165 in interest expense relating to this lease and repaid $8,649 of the lease liability.
On September 4, 2019, the Company entered into a lease agreement with a third party to lease certain office space in Chapel Hill, North Carolina. The term of the lease is 62 full months and the average monthly base rent is $8,320. The lease commencement date was April 1, 2020, the date the space was ready-for-use. As of April 1, 2020, the Company recognized a right-of-use asset and a lease liability of $442,684 relating to this lease. For the period ended June 30, 2020, the Company recognized $21,420 of amortization and $6,457 in interest expense relating to this lease and repaid $1,594 of the lease liability.

4.   PATENT RIGHTS
For the six months ended June 30, 2020	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745
Additions during the period	103,560	-	103,560
Amortization in the period	-	(16,820)	(16,820)
Balance at June 30, 2020	$1,960,310	$(271,825)	$1,688,485

For the six months ended June 30, 2019	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2018	$1,398,713	$(226,228)	$1,172,485
Additions during the period	178,956	-	178,956
Amortization in the period	-	(13,466)	(13,466)
Balance at June 30, 2019	$1,577,669	$(239,694)	$1,337,975

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The balance of accounts payable and accrued liabilities at June 30, 2020 is $8,376,796 (December 31, 2019 – $11,412,896). The majority of the payables relate to amounts owed to the Company’s product development suppliers amounting to $6,185,381, with $1,572,920 relating to insurance, legal and audit and the balance relating to regular business operations.
Naglreiter Consulting Litigation
In late 2019, the Company became involved in litigation with Naglreiter Consulting, LLC. On June 8, 2020, the Company entered into a settlement agreement pursuant to which (i) a sum of $1,050,000 was paid to Naglreiter, (ii) Naglreiter returned certain personal property and related electronic data in its possession, (iii) and the pending litigation was dismissed. The Company recognized a gain on settlement of $1,839,626 in the period.
6. WARRANT LIABILITY
	Six Months Ended		Year Ended
	June 30, 2020		December 31, 2019
	Number of Warrants	Amount	Number of Warrants	Amount

Opening Balance	21,203,411	$3,621,444	13,901,859	$11,250,167

Issue of warrants expiring March 21, 2024	-	-	8,455,882	15,897,059
Issue of warrants expiring March 27, 2025	3,500,000	475,300	-	-
Issue of warrants expiring November 6, 2025t	2,757,252	508,200	-	-
Issue of warrants expiring June 10, 2024	9,000,000	9,709,200	-	-
Warrants exercised during the period	(3,750,000)	(2,170,660)	(1,018,506)	(3,742,824)
Warrants expired during the period	-	-	(135,824)	-
Foreign exchange adjustment during the period	-	(38,094)	-	17,687
Fair value adjustment during the period	-	7,665,444	-	(19,800,645)

Ending Balance	32,710,663	$19,770,834	21,203,411	$3,621,444
7. NOTE PAYABLE
On June 3, 2020, the Company entered into a development and license agreement (the “Development Agreement”) with Medtronic in connection with the development of robotic assisted surgical technologies and a separate license agreement (the “License Agreement”) with Medtronic in respect of certain of already developed technologies.
On April 28, 2020, the Company received a $1.5 million loan from Medtronic and, on June 3, 2020, the loan was amended and restated (the “Note”) and the Company executed and delivered a security agreement in favour of Medtronic (the “Security Agreement”). The Note has as principal amount of $1.5 million plus $132,000 equal to certain legal, transaction and intellectual property related expenses incurred by Medtronic pursuant to the Medtronic agreements and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

7. NOTE PAYABLE (continued)
payable in full on the earliest to occur of: (i) June 3, 2023, (ii) a Change of Control (as defined in the Note), or (iii) the completion of the last milestone under the Development Agreement.  For the period ended June 30, 2020, the Note has accrued interest of $21,822.
The Security Agreement grants a security interest in all of the Company’s present and future property including all personal property, inventory, equipment and intellectual property to the Corporate Lender. In addition, Medtronic’s rights and powers include without limitation (a) exercising and enforcing all rights and remedies of a holder of collateral as if Medtronic were the absolute owner of the collateral, (b) collection of any proceeds arising in respect of all of the Company’s property pledged as security for the loan, (c) license or sublicense, whether on an exclusive or nonexclusive basis, of any of the Company’s intellectual property for such term and on such conditions and in such manner as Medtronic in its sole judgment determines (taking into account such provisions as may be necessary to protect and preserve such intellectual property), and (d) the right to enforce its security in the event of a default which may include the appointment of a receiver by instrument or order of the court.
8. SHARE CAPITAL

a) Authorized: unlimited number of common shares, no par
 Issued:    75,581,381 (December 31, 2019: 39,907,681)
Exercise prices of units, certain warrants and options are presented in Canadian currency when they are exercisable in Canadian dollars unless otherwise noted.
June 2020 Offering
On June 10, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”) for the purchase and sale of 6,500,000 common shares (the “Common Shares”), 11,500,000 common share equivalents (each, a “June 2020 Common Share Equivalent”) and 9,000,000 Common Share purchase warrants (each a “June 2020 Common Warrant”) for total gross proceeds of approximately $18,000,000 ($16,500,000 net of closing cash costs including cash commissions described below). The Common Shares, June 2020 Common Share Equivalent and June 2020 Common Warrants were sold in fixed combinations at an offering price of $1.00, consisting of one Common Share and one-half June 2020 Common Warrant or one June 2020 Common Share Equivalent and one-half June 2020 Common Warrant. Each June 2020 Common Warrant is convertible into one Common Share at a conversion price of $1.00 per Common Share for a period of four (4) years following the date of the closing of the offering. Each June 2020 Common Share Equivalent is convertible into one Common Share at a conversion price of $0.0001 and will expire when converted in full.
Pursuant to the placement agent agreement, in addition to the cash commission paid to Wainwright of $1,260,000, broker warrants were issued to Wainwright which entitle the holder to purchase 1,260,000 Common Shares at an exercise price of US$1.25 per share prior to expiry on June 10, 2024.
Of the 11,500,000 June 2020 Common Stock Equivalents, 8,000,000 were converted between June 10, 2020 and June 30, 2020 for total proceeds of $800.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

8. SHARE CAPITAL (continued)
May 2020 Financing
On May 6, 2020, the Company completed a registered direct offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and Wainwright that provide for the purchase and sale of 5,514,504 Common Shares of the Company at a per share purchase price of US $0.36268 per Common Share and 2,757,252 unregistered Common Share purchase warrants (each, a “May 2020 Warrant”), resulting in total gross proceeds of $2,000,000 ($1,575,000 net of estimated closing cash costs including cash commission described below). Each May Warrant is exercisable to purchase one Common Share at an exercise price of US $0.3002 per Common Share for a period of five and one-half (5.5) years following the date of closing of the offering.
Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $140,000, broker warrants were issued to Wainwright which entitle the holder to purchase 386,015 Common Shares at a price of US $0.45335 per share prior to expiry on November 6, 2025.
March 2020 Offering
On March 27, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and Wainwright for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of US $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “March Warrant”), resulting in total gross proceeds of $1,190,000 ($862,294 net of closing cash costs including cash commission described below). Each March Warrant is exercisable to purchase one Common Share at an exercise price of US $0.19 per Common Share for a period of five years following the date of closing of the offering. The warrants were valued at $475,300 based on the value determined by the Black-Scholes model and the balance of $714,700 was allocated to common shares.
Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $83,300, broker warrants were issued to Wainwright which entitle the holder to purchase 490,000 Common Shares at a price of US $0.2125 per share prior to expiry on March 27, 2025.
Second Aspire Agreement
On December 23, 2019, the Company entered into a common share purchase agreement (the “Second Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan (“Common Shares”) at Titan’s request from time to time, until June 23, 2022. On commencement of the Second Aspire Agreement, Titan issued to Aspire Capital 973,000 Common Shares, as consideration for entering into the Second Aspire Agreement. The value of the Common Shares issued of $423,440, was included in capital, offset by a fee of the same amount plus $35,122 for additional costs incurred.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

8. SHARE CAPITAL (continued)
Between January 3, 2020 and February 13, 2020, the Company issued 4,408,048 common shares pursuant to the Second Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000
	4,408,048	$2,071,930
January 2020 Equity Transaction
On January 3, 2020, the Company announced that Cambridge Design Partnership Ltd. (“Cambridge”) had subscribed for common shares of the Company. The Company issued 501,148 Common Shares at a unit price of $0.50 for satisfaction of the trade payable with Cambridge of $250,574.
First Aspire Agreement
On August 29, 2019, the Company entered into a common share purchase agreement (the “First Aspire Agreement”) with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until February 28, 2022. On commencement of the First Aspire Agreement, Titan immediately sold to Aspire 1,777,325 Common Shares, representing 5.3% of the Common Shares then issued and outstanding, at a price of US $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire Capital 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding, as consideration for entering into the First Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. Gross proceeds of $3.0 million, net of costs and fees of $417,113, was included in capital.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

8.   SHARE CAPITAL (continued)
Subsequent to August 29, 2019 and subject to the First Aspire Agreement, the Company issued Common Shares to Aspire as outlined in the following table:

Grant Date	Common shares issued	Value
August 30, 2019	2,417,162	$3,000,000
November 8, 2019	100,000	42,560
November 8, 2019	100,000	42,560
November 12, 2019	100,000	42,970
November 12, 2019	100,000	42,000
November 13, 2019	100,000	42,970
November 14, 2019	300,000	128,910
November 15, 2019	2,500,000	1,074,250
November 19, 2019	2,067,282	888,311
	7,784,444	$5,304,531
March 2019 Equity Offering
On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). The Company sold 8,455,882 units under the offering at a price of US $3.40 per Unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.
Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Scholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.
During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

8.            SHARE CAPITAL (continued)
b)   Stock Options and Compensation Options
Titan has reserved and set aside up to 15% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At June 30, 2020, 10,082,256 common shares (December 31, 2019: 5,986,152) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.
On January 28, 2020, the Company issued 25,765 stock options with an exercise price of CDN $0.657 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years.
For the period ended June 30, 2020, $434,663 of stock-compensation expense was recorded (June 30, 2019 – $991,408).
A summary of the status of the Company’s outstanding stock options as of June 30, 2020 and December 31, 2019 and changes during the periods ended on those dates is presented in the following table:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
Stock Options - CDN $ denominated	Number of Stock Options	Weighted average Exercise Price (CDN)	Number of Stock Options	Weighted average Exercise Price (CDN)

Balance beginning	860,379	$5.89	875,433	$18.20
Granted	25,765	0.66	35,719	4.54
Expired / forfeited	(17,980)	24.55	(50,773)	31.79
Balance ending	868,164	$5.46	860,379	$5.89

Stock Options - USD $ denominated	Number of Stock Options	Weighted average Exercise Price (USD)	Number of Stock Options	Weighted average Exercise Price (USD)

Balance beginning	854,042	$2.65	50,349	$1.55
Granted	-	-	843,693	2.72
Expired / forfeited	(467,255)	2.20	(40,000)	3.72
Balance ending	386,787	$3.19	854,042	$2.65

Total number of stock options	1,254,951		1,714,421

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

8. SHARE CAPITAL (continued)
The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at June 30, 2020 are as follows:

Canadian Dollar Denominated Options
Exercise Price (CDN)	Number Outstanding	Weighted- average remaining contractual life (years)	Options Exercisable
$0.66	25,765	6.58	25,765
$3.28	31,498	5.17	31,498
$4.50	18,936	2.78	18,936
$4.54	735,998	3.77	379,030
$4.80	3,040	0.21	3,040
$9.00	11,481	5.02	11,481
$9.60	1,105	0.27	1,105
$11.70	6,667	0.44	6,667
$12.00	1,948	0.43	1,948
$30.00	28,260	1.15	28,260
$30.60	2,096	0.48	2,096
$32.40	810	0.58	810
$45.30	560	0.12	560
	868,164	3.75	511,196

US Dollar Denominated Options
Exercise Price (USD)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$1.55	50,349	1.47	50,349
$2.20	2,165	2.05	2,165
$3.40	294,273	5.87	197,273
$3.72	40,000	2.19	-
	386,787	5.14	249,787

Total	1,254,951	4.11	760,983

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $5.46 and CDN $6.10 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is US $3.19 and US $3.02 for options that are exercisable.

Options are granted to directors, officers, employees, and consultants at various times. Options are to be settled by physical delivery of shares.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

8. SHARE CAPITAL (continued)
Inputs for Measurement of Grant Date Fair Values
The grant date fair value of all share-based payment plans was measured based on the Black-Scholes model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs in the original currency of the grants (CDN$ or US$) used in the measurement of fair values at grant date of the share-based option grants for the six months ended June 30, 2020 and 2019 are as follows:
	2020 - CDN	2019 – US
Fair value calculated	CDN $0.43	US $1.76
Share price at grant	CDN $0.62	US $2.84
Exercise price	CDN $0.66	US $3.40
Expected option life	3.5 years	3.5 years
Risk free interest rate (based on government bonds)	1.41%	1.61%
Expected volatility	109.00%	98.43%
Expected dividends	Nil	Nil
c) Warrants
In addition to the warrants accounted for as a liability (see Note 5), at June 30, 2020, the Company has 3,265,496 broker warrants that are issued, outstanding and exercisable (December 31, 2019 - 1,219,276). These broker warrants expire between August 10, 2020 and November 6, 2025 (December 31, 2019 - broker warrants had expiry dates between April 10, 2020 and March 21,2021).
9.  COMMITMENTS
As part of its program of research and development around the single-port robotic surgical system, the Company has outsourced certain aspects of the design and development to third party technology and development companies. At June 30, 2020, $4,132,120 in purchase orders remain outstanding (December 31, 2019 - $1,327,294). The Company also has on deposit with a U.S. supplier $481,400 to be applied against future invoices (December 31, 2019 - $481,400).
10.  RELATED PARTY TRANSACTIONS
During the six months ended June 30, 2020, transactions between the Company’s directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

10. RELATED PARTY TRANSACTIONS (continued)
Compensation paid to executive officers for the three and six months ended June 30, 2020 amounted to $218,596 and $453,531 compared to $446,911 and $961,163 for the three and six months ended June 30, 2019.
	June 30, 2020		December 31, 2019
	Number of Shares	%	Number of Shares	%
John Barker	42,714	0.06	32,714	0.08
Stephen Randall	22,993	0.03	22,993	0.06
David McNally	4,167	0.01	4,167	0.01
John Schellhorn	294	0.00	294	0.00
Total	70,168	0.09	60,168	0.15

Common Shares Outstanding	75,581,381	100.00%	39,907,681	100.00%

11. REVENUES
On June 3, 2020, the Company entered into a License Agreement with Medtronic, whereby the Company is providing exclusive access to certain IP rights relating to robotic assisted surgical technologies. The Company is accounting for the license fee at the point in time when the rights were transferred.
12. CAPITAL MANAGEMENT
The Company is not subject to externally imposed capital requirements other than the Nasdaq stock exchange (“Nasdaq”) requirement that the Company maintain a minimum  bid price of $1.00. The Company currently does not meet this requirement and has until February 1, 2021 to regain compliance otherwise the Company’s securities are subject to potential delisting from Nasdaq.
13. SUBSEQUENT EVENTS
Common Stock Issued
Subsequent to June 30, 2020, 2,442,939 common shares were issued upon the exercise of warrants for gross proceeds of $733,370 and 3,500,000 common shares were issued upon the conversion of common shares equivalents for additional proceeds of $350.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(In U.S. Dollars)

13. SUBSEQUENT EVENTS (continued)
Stock Options
On July 30, 2020, the Company issued 22,425 stock options with an exercise price of CDN $1.266 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years. The Company also issued 1,350,000 options to certain employees of the Company with an exercise price of US $0.962. These options vest 25% annually over four years.
COVID-19
Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, continue to cause material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The Company operates from two offices, one in Toronto, Ontario and a second in Chapel Hill, North Carolina. The Company’s offices were temporarily closed in March 2020 while employees continued to work virtually. In June 2020, the Company began cautious and controlled return to offices on an as needed basis and will continue to do so for the foreseeable future. The pandemic, to date, has not had a significant impact on the deliverables by the Company’s suppliers.